EXHIBIT 1

Second Quarter 2003 Outlook

FOR IMMEDIATE RELEASE

April 24, 2003

Suncor Energy Delivers Record Quarterly Results

Plans established for company’s next stage of growth

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Natural gas converts to barrels of oil equivalent at a 6:1 ratio (six million cubic feet of natural gas converts to one thousand barrels of oil equivalent).

Calgary, Alberta – Suncor Energy Inc. released its first quarter 2003 results today, reporting record earnings and cash flow.  Net earnings for the quarter were $368 million ($0.84 per common share), up from $90 million ($0.18 per common share) in the first quarter of 2002. Excluding the effects of unrealized foreign currency translation gains on the company’s U.S. dollar denominated long-term debt and preferred securities, 2003 first quarter net earnings were $324 million ($0.69 per common share).  Cash flow from operations was $613 million for the quarter, compared to $181 million in the first quarter of 2002.

The record quarterly financial performance was primarily the result of higher crude oil and natural gas prices, higher year-over-year oil sands production and improved refining and retail margins. Suncor’s total production for the quarter averaged 245,600 barrels of oil equivalent (BOE) per day, up from the 212,300 BOE per day average recorded in the first quarter of 2002. Suncor’s oil sands operations generated the largest part of this total, with first quarter production averaging 211,100 barrels per day, compared to 179,300 barrels per day in the first quarter of 2002.

“Suncor’s strategy is about profitability throughout the price cycle,” said Rick George, president and chief executive officer. “To stay on that track, we will continue to focus on reducing costs, increasing production and reducing debt, while building the foundation for future growth.”

Effective January 2003, Suncor revised its definitions of cash and total operating costs. These revised definitions report only those costs directly related to producing a barrel of oil from oil sands during the current period, including natural gas and imported bitumen costs. To enable comparison, cash operating costs under the previous definition are included in brackets.  For full details, see page 18 of Suncor’s quarterly Report to Shareholders.

Cash operating costs averaged $12.40 ($14.95) per barrel for the first quarter of 2003, compared to the $10.20 ($12.50) per barrel average in the fourth quarter of 2002. The increase reflects higher natural gas costs and lower than expected production, which was hampered by extremely cold winter weather.

The impact of high natural gas prices has resulted in Suncor adjusting its cash operating cost target for the year.  Suncor currently expects its cash operating costs to average $11.25 to $11.75 ($13.50 to $14.00) per barrel in 2003. Because Suncor’s natural gas production exceeds internal consumption, the net impact to the company of high gas prices is positive.

On April 3, Suncor announced plans to spend an estimated total of $3 billion to further boost production capacity at its oil sands facility to 330,000 barrels per day by late 2007. The production increase calls for expansion of the company’s oil sands upgrading facilities and development of additional stages of the Firebag In-situ Oil Sands Project.

To manage the marketing of its increased production, Suncor is investigating options that would enable sour crude blends from its oil sands operation to be processed at the company’s Sarnia refinery. This proposed work would be combined with modifications to meet pending diesel desulphurization requirements.  A decision on whether to proceed with the sour crude modifications is expected in 2004 and would be subject to approval from regulators and Suncor’s Board of Directors.

The Sarnia refinery modifications would complement Suncor’s recently announced plans to acquire a refinery and related assets in Colorado from ConocoPhillips.  Suncor will pay US$150 million (Cdn$220 million) for the assets with a further investment of US$175 million to $225 million (Cdn$260 million to $330 million) to meet new fuels regulations and enable the refinery to integrate some Suncor sour crude blends.  The purchase, which is expected to close in August, is subject to a number of conditions including approval of the U.S. Federal Trade Commission and other regulatory authorities.

“Our strategy is to directly connect our increasing crude oil production to markets with growing demand — the Sarnia and Denver refineries provide that connection,” said George. “Our plans for the downstream in Canada and the U.S. are a good fit in terms of flexibility to handle different crude products and timing that coincides with our oil sands growth plan.”

Suncor continues to reduce its debt as the company prepares for future growth. Excluding the effects of unrealized foreign exchange gains, Suncor’s debt stood at $2.4 billion at March 31, 2003, a reduction of approximately $270 million from December 31, 2002. Suncor continues to target its debt level at approximately two times cash flow at mid-cycle oil prices.

Outlook for the Second Quarter and Full-Year, 2003

Suncor’s outlook for the second quarter of 2003 and full year provides disclosure to investors and potential investors of expected outcomes and ensures they receive access to the same information at the same time. Suncor’s financial results for the second quarter will be publicly released on July 31, 2003.

	Q2 2003 Outlook	2003 Full Year Outlook
Oil Sands

Production (bpd)	175,000 to 185,000*	215,000*

Sales total (bpd)	175,000 to 185,000	215,000
• Light sweet	50%	51%
• Diesel	15%	11%
• Light sour / bitumen	35%	38%

Realization on crude sales basket	WTI @ Cushing less Cdn$4.00 to $4.50 per barrel	WTI @ Cushing less Cdn$4.00 to $4.50 per barrel

Cash operating costs
revised definition**	$13.25 to $13.75 per barrel	$11.25 to $11.75 per barrel
previous definition***	$16.25 to $16.75 per barrel	$13.50 to $14.00 per barrel

Natural Gas

Natural gas (mmcf per day)	180 to 185	185 to 190
Natural gas liquids (bpd)	1,900	2,000
Crude oil (bpd)	1,300	1,300

*  Production at Suncor’s oil sands operation will be lower than capacity as a result of a 30-day maintenance shutdown on Upgrader #1.

** Operating, selling and general production costs (excluding inventory changes), taxes other than income taxes and the cost of bitumen imported from third parties, divided by production volumes.

*** Operating, selling and general sales costs (including inventory changes), start-up costs, cost of imported bitumen and cash overburden spending divided by sales volumes.

Factors that could potentially impact the second quarter of 2003 include:

•	Ongoing volatility in crude oil markets and North American natural gas markets.

•	Price realization on crude oil sales, which can be impacted by Suncor’s sales mix as well as general market conditions that impact sour crude oil and bitumen price differentials.

•	Delays or unforeseen issues related to the 30-day maintenance shutdown scheduled to begin May 19.

•

Refining margins, which are currently between 5.7 cents per litre (cpl) and 5.9 cpl, compared to 7.8 cpl in the first quarter of 2003; retail margins, which are currently between 6.8 cpl and 7.0 cpl, compared to 7.0 cpl in the first quarter of 2003.

•

Proposed changes to taxation of the resource sector in Canada and planned reductions in Alberta provincial income tax rates. (See Suncor’s first quarter 2003 Management’s Discussion and Analysis for further details.)

Suncor Energy is an integrated Canadian energy company.  Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets custom-blended refinery feedstock and diesel fuel.  Suncor is also a conventional natural gas producer in Western Canada, and operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand.  As Suncor meets today’s energy needs, the company invests in renewable energy for the future.  Suncor’s common shares (symbol: SU) and preferred securities are listed on the Toronto and New York stock exchanges.

Legal Notice – Forward-looking Information

This news release contains certain forward-looking statements that are based on Suncor’s current expectations, estimates, projections and assumptions made in light of its experience and its perception of historical trends.  The forward-looking statements speak only as of the date hereof, and Suncor undertakes no duty to update these statements to reflect subsequent changes in assumptions (or the trends or factors underlying them) or actual events or experience.

All statements that address expectations or projections about the future, including statements about Suncor’s strategy for growth, expected and future production volumes, operating and financial results, are forward-looking statements.  Some of the forward-looking statements may be identified by words like “target,” “expects,” “plans,” “estimated” and similar expressions.  These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors, such as changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor’s ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including the Firebag In-situ Oil Sands Project and Voyageur; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development projects; Suncor’s ability to comply with current and future environmental laws; the accuracy of Suncor’s production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venturers, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations;  the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor.  See Suncor’s current Annual Information Form, Annual Report and Quarterly Reports to Shareholders and other documents Suncor files with securities regulatory authorities, for further details.

Media & Investor Inquiries:

John Rogers, vice president, Investor Relations

(403) 269-8670

The full first quarter Report to Shareholders, including management’s discussion and analysis and financial statements (unaudited) can be obtained at www.suncor.com or by calling 1-800-558-9071 toll-free in North America.